Exhibit 4.9

10 Orange Street,
Haymarket
London WC2H DQ
corporate finance limited	T + 44(0) 20 7312 6530
F + 44(0) 20 7976 2472

The Directors
Geo Genesis Group Ltd

Rockefeller Center
1230 Ave. of the Americas, 7th floor New York, NY 10020

For the attention of Albert 0. Grant II, esq. October 8, 2007

Dear Sirs

Geo Genesis Group Ltd ("Company") proposed admission of the
Company's shares to trading on Pius Markets ("Admission")

We are pleased to confirm that we are able to act for your Company in respect of the Admission.

We have pleasure in detailing the terms of business on which we will act as your corporate financial adviser in relation to the proposals set out in paragraph 1.1 below ("the Proposals") and generally. By signing a copy of this letter you agree to appoint Orange Corporate Finance Ltd ("Orange") as your financial adviser for this transaction on and subject to the terms and conditions set out in this letter. These terms take affect when you signify your acceptance of these terms by signing both copies of this letter and returning one to us together with Appendix One — Notice of Treatment as an Intermediate Customer.

The Director responsible for this transaction is John Bridges.

1 Service to be provided

The Services of Orange will include advice and services as financial adviser in connection with:

a)	preparing an application to Plus Markets for a share trading facility.

b)	preparing a Placing document that will be approved and issued by the Company.

c)	advising on the structure of the proposed transaction.

d)	undertaking such other services as may be required in connection with the Proposals.

e)	liaising with the Company's other professional advisers.

Orange does not offer any guarantee of success and the Placing will not be underwritten.

b)	The Company shall reimburse to Orange the amount of any costs or expenses which Orange may have paid on the Company's behalf;

3. Information

The Company undertakes that it will promptly provide or procure the provision to Orange of all information concerning (a) the Company's business and affairs which is or could reasonably be expected to be relevant to Orange for the proper provision of its services under the Agreement, (b) all material information and developments in relation to any transaction and (c) all such further information as Orange may reasonably request including information on (i) anything that affects or may affect the Company's business affairs; (ii) (if relevant) anything which, once published, could reasonably be expected to affect the market (if any) in any of the Company's securities; and (iii) the identities of all persons (other than Orange

Where the Company supplies information or documentation to Orange, whether for publication to third parties or for use by Orange in the context of any matter connected with the Agreement, Orange may rely entirely upon such information without assuming any responsibility for independent investigation or verification thereof. The Company warrants and undertakes that such information or documentation when taken as a whole and each statement of fact therein will be true, fair and accurate and not misleading, that statements of opinion, intention or expectation therein will be honestly held and fairly based and that there will be no facts not disclosed therein which by their omission make any statement therein misleading. The Company undertakes that if anything occurs within a reasonable time thereafter to render any such statement untrue, unfair or misleading, the Company will promptly notify Orange.

The Company warrants and undertakes that all information and materials which the Company or the Company's advisers supply at any time to Orange will belong to the Company and will be the property of the Company and will be properly in the Company's possession and/or all consents and/or licences required prior to the disclosure and delivery of such information or materials will have been properly obtained by the Company.

4. Use of Material

Any reports or papers produced by or on behalf of Orange for the Company, in draft and/or final form, will be for the Company's exclusive use and not for distribution to other persons unless otherwise agreed by Orange in writing. All correspondence and papers in Orange' possession or control relating to the Agreement shall be Orange's sole property, save fbr share certificates or other original documents which are held to the Company's order.

6.Publicity

For the purposes of these terms and conditions, the term "Publication" shall refer to any non-real time communication (as defined in the Financial Services and Marketa Act 2000 (Financial Promotion) Order 2001) and any other document or announcement which relates to, or is otherwise connected with, any transaction or matter connected with the Agreement.

The Company undertakes:

(a)
that the Company will not publish, direct or otherwise cause the publication of, any Publication in connection with any transaction or matter connected with the Agreement without the prior written consent of Orange. and will procure that none of the Company's associates or persons acting in concert with the Company (as defined in the Takeover Code) will do any such act;

(b)
to procure that any Publication is, and remains, true, complete and accurate and not misleading (whether by omission or otherwise) and all expressions of opinion, intention or expectation that it contains are honestly made on reasonable grounds; and

2 Regulation and Scope

2.1	Orange is regulated by the FSA. Al! services provided by us are subject to the rules and regulations for the time being in force of the FSA (the "FSA Rules") and, to the extent applicable, the statements of principle of the FSA. In providing the services to you, we are proposing to treat you as an intermediate Customer within the meaning of the FSA rules. See paragraph 17 below

2.2	Orange will provide such services and advice as you may request from time to time and to which we agree.

2.3	The Services are subject to all other applicable laws, regulations, rules, requirements, practices and guidelines in any jurisdiction (in each case whether or not having the force of law) (together "applicable regulations"), including, without limitation, the FSA Rules and statements of principle referred to in paragraph 2.1, and we may take all such steps as may be necessary or desirable to comply with such applicable laws and regulations.

3 Fees and Expenses

In addition, the Company agrees, on completion of Admission, to engage Orange as its corporate adviser for a minimum period of 12 months from the date of Admission, this will be covered by a separate engagement letter, and in this respect:

» a fee of £20,000 per annum is payable quarterly in advance.

The Company is responsible for all costs fees and expenses of all other professionals and advisers in relation to the Proposals, including solicitors to the Company and to the Placing, accountants, registrars and printers.

3.2
If any payment due to Orange of remuneration or otherwise is not made on the due date Orange shall be entitled without limiting any other rights it may have to charge interest on the outstanding amount (both before and after any judgement) at the rate of 3 per cent above the base rate from time to time of Barclays Bank PLC from the due date until the outstanding amount is paid in full.

3.3	You agree that you will promptly reimburse Orange for all reasonable costs, charges and expenses, incurred by Orange in relation to the Services (plus such amount as equals any United Kingdom value added tax ("VAT") charged to or incurred by Orange in respect of such costs, charges and expenses to the extent Orange certifies it is not recoverable by Orange by repayment or credit). All expenses above £1,000 will be agreed with the Company before they are incurred.

3.4	You will pay to Orange any VAT chargeable in respect of payments made to us or otherwise chargeable in respect of the Services.

4 Authorisation and Compliance

4.1	You acknowledge that you are responsible for obtaining advice in respect of any of the applicable regulations and any other specialist areas relevant to the Proposals or your business including (but not limited to) law, accounting and tax. You acknowledge that we shall not incur any liability to you in respect of any services or advice provided to you by persons other than Orange.

4.2	Orange is authorised by you to do anything which is reasonably necessary to comply with any applicable regulations as may reasonably be appropriate. You agree to ratify and confirm everything lawfully done in the exercise of such discretion.

4.3	You warrant that (save as expressly disclosed to us in writing) you have and undertake that you will maintain all necessary consents, authorisations and approvals to enable you to use and accept the services on these terms and to carry on the activities in respect of which the Services are provided.

4.4	You agree that you will comply with all applicable laws and regulations.

5 Provision of information

5.1	You undertake that you will promptly provide or procure the provision to us of:

a)	all the information relating to the Proposals and concerning your business, strategies, developments and discussions relevant to us for the proper provision of the Services;

b)	All management accounts produced by you;

c)	All board and other papers from time to time circulated to directors which contain information relevant to the provision by us of our servides; and

d)	All such further information as we may reasonably request.

5.2	You will promptly correct any information so provided to us if, to the best of your knowledge, it subsequently appears that any such information was or has become inaccurate, untrue, unfair or misleading in any respect. If any such information has been incorporated into any documentation given to third parties, you will take the steps we require to correct such infbrmation. Should you not promptly take such steps, we shall be entitled, in circumstances in which Orange would or might otherwise infringe any applicable regulation or incur any liability or penalty, to take such action as we consider necessary or appropriate, including advising such third parties of the correct information.

5.3	Where you supply information or documentation to Orange, if it is for the purpose of publication to third parties or use by us in verifying matter for publication to third parties or is or may be material in the context of the Proposals and/or the Services, you represent and warrant that such information or documentation When taken as a whole and each statement of fact therein will be true, fair and accurate in all material respects and not misleading, that every statement of opinion, intention or expectation therein will be honestly held and fairly based and that there will be no facts not disclosed therein which by their omission make any statement therein misleading.

5.4	You will ensure that no announcements, statements and documentation relating to the Proposals are published or made by you or on your behalf or by any of the Directors of the Company without the prior written consent of Orange.

5.5	You agree to provide us with or to procure the provision to us of such confirmations and other evidence as we reasonably require in order to satisfy ourselves that any financial promotion s which we are asked to approve on your behalf or any document or announcement or information issued or to be issued in connection with the Proposals and/or the Services are compliant with all applicable regulations.

5.6	You undertake that you shall, and shall procure that each other member of your group of companies shall, between the date of this Agreement and the date falling 180 days after Admission, carry on their respeOtive businesses (if any) in the ordinary and usual course.

5.7	You undertake that neither the Company nor any other member of its group of companies shall, without our prior written consent (such consent not to be unreasonably withheld or delayed), enter into, or incur any obligation to make any commitment or agreement, or put itself in a position where:

5.7.1	it is or will be obliged to announce that any such obligation, commitment, agreement or position may be or has been entered into or made; and

5.7.2	which in any such case is or may be material; between the date of this letter and midnight on the date following 180 days after Admission.

6 Confidentiality

6.1	You agree that any advice rendered by Orange is provided solely for your benefit. Such advice may not be used or relied on by you for any purpose other than the Services and may not be disclosed to any third party (unless you come under legal obligation to disclose it or you disclose it to another of your advisers in connection with the Services, in either of which cases you will promptly inform us of such disclosure), nor used or relied on by any third party without the prior written consent of Orange.

6.2
All information which Orange receives from you concerning your business affairs, shall be kept confidential save where it is in the public domain, or which Orange is required to disclose any applicable law or regulation, including without limitation, the FSA Rules ("Confidential Information") or which you have consented to Orange that such information may be used Orange shall not use such Confidential Information for itself or any other business other than the Services.

6.3
Neither Orange nor any of its associates will have any duty to disclose to you any information (even if it relates to you or our services to you) which comes to the notice of Orange or such associate in the course of carrying on its own business as a result of or in connection with the provision of services to other persons.

7 Complaints

7.1	In the event of your considering making a complaint about the level of service provided by us, you should be aware that we have procedures to ensure the proper handling of those complaints which allow for prompt remedial action. Complaints should be made in the first instance to the Director responsible for the transaction at Orange and if they are not handled for your satisfaction, a forma complaint should be made in writing addressed to the Compliance Officer.

8 Liability

8.1
Neither Orange nor any of its Associates shall have any liability (whether direct or indirect and whether arising on contract, in tort or otherwise) to you for, or in connection with, and no claim will be made by you in respect of, the Services except to the extent that it has arisen from our wilful default or negligence by Orange of its duties under the regulatory system (as defined in the FSA Rules).

8.2
Without prejudice to paragraph 8.1, you agree that, if any right of contribution or similar right which Orange or any of our Associates May have against any third party is limited or restricted as a result of any agreement between you and such third party, any claim which you might otherwise have against Orange or any such Associate shall be limited or restricted accordingly.

8.3
You will not agree with any of your other advisers any exclusion or limitation of such advisers' liability in connection with the Proposals or the Services unless you have given us prior notice in writing of your intention to enter into such an agreement.

9 Indemnity

9.1	You agree with Orange (for itself and on trust and as agent for the other persons mentioned below) that:

a)	you will indemnify Orange and each of its associates and each of their respective directors, officers and employees from time to time and any successor or assign of any such person (each, an "Indemnified Person") against any and all actions, claims, losses, liabilities (whether joint or several), damages, costs, charges and expenses which they may suffer or incur or which may be made or taken against them arising under, out of or in connection with the Services or the Proposals, including any costs, charges and expenses (including reasonable legal fees and time costs of relevant Orange personnel, which shall be calculated on the basis of our standard time cost rates) involved in investigating, preparing for defending the relevant claim whether or not in connection with pending or threatened litigation in which Orange or any other Indemnified Persons is a party, provided that the same shall not have arisen from their negligence or wilful default as finally determined by a court or other tribunal of competent jurisdiction from which there is no further appeal, or on material breakdown of this agreement;

b)
Orange shall have regard to (but not be bound to comply with) any reasonable request which you may make in relation to any relevant action or claim brought or made against it, subject to your indemnifying and securing Orange in a manner satisfactory to Orange against any and all costs, charges and expenses incurred by it in complying with any such request.

c)	this indemnity shall be in addition to any rights that we or any other indemnified person may have at common law or otherwise including, but not limited to, any right of contribution; and

d)	these paragraphs 9.1 (a) to (c) shall survive any termination of the arrangements contained in this letter.

10 Force Majeure

10.1	In the event of any failure, interruption or delay in the performance of our obligations, resulting from acts, events or circumstances not reasonably within our control, including but not limited to, acts or regulations of any governmental or supranational bodies or authorities, we shall not be liable or have any responsibility' of any kind for any loss or damage thereby incurred or suffered by you.

11 Amendments and Assignment

11.1	These terms of business may only be amended by written agreement between us. Neither of us may assign the benefit of these terms of business or any of its rights and obligations under them without the prior written consent of the other.

12 Termination

12.1	Orange may terminate the arrangements between us at any time.

12.3	Termination will not affect any legal rights or obligations which may already have accrued to or been incurred by us or any representations, confirmations or indemnities given by you in these terms of business.

13 Notices

13.1	Any notice or consent under these terms of business may be served or communicated by hand, post or fax by us or you upon the other at our respective addresses as either may notify to the other from time to time.

14 Severance

14.1	If any part, term or provision of these terms of business is or becomes or is declared by any court or competent authority to be void, illegal or unenforceable, it will be deemed to be deleted and the remaining provisions will continue in full force and effect.

15 Waiver

15.1	Waivers of rights under these terms of business will only be effective if given in writing. Failure to exercise rights in full or at all shall not constitute waiver.

16 Duty under Regulatory System

16.1	Nothing in these terms of business shall be taken to exclude or restrict any duty or liability to you which Orange has under the Financial Services and Markets Act 2000 or under the regulatory system (as defined in the FSA Rules).

17 Notice of Treatment as an Intermediate Customer

17.1	On the basis of the information you have given us, we have categorised you as an Intermediate Customer by reason for your experience and understanding in relation to your business. Accordingly, we will provide our services to you on the basis that you are an Intermediate Customer.

17.2	As a consequence of this categorisation, you will lose certain protections afforded to Private Customers under the FSA Rules. These are explained at Appendix One - Notice of Treatment as an Intermediate Customer.

18 Construction

18.1	In these terms of business:-

a)	references to the singular include the plural and vice versa;

b)	the headings shall not affect their construction;

c)	references to any statutory provisions shall be deemed to include such provisions as amended, consolidated or re-enacted from time to time;

d)	references to "we" and "us" are to Orange; and

e)	"Associate" means, in relation to Orange, any person connected with Orange for the purposes of Section 839 of the income and Corporate Taxes Act 1988 (and "Associates" shall be construed accordingly).

19 Governing Law and Submission of Jurisdiction

19.1
These terms of business shall be governed by and construed in accordance with the laws of England and Wales and you irrevocably submit for all purposes in connection with the Services to the exclusive jurisdiction of the English courts, provided that this shall not prevent us from brining proceedings (whether for enforcement of judgement or otherwise) in any other jurisdiction.

Yours faithfully

/s/ John Bridges

John Bridges

Director
For and on behalf of Orange Corporate Finance Ltd

Agreed and accepted for a n behalf of Geo Genesis Group Ltd

/s/ Albert O. Grant II

By Albert O. Grant II

Date: October 12, 2007
Director

APPENDIX ONE
Notice of Treatment as an Intermediate Customer

On the information you have given us, we have categorised you as an Intermediate Customer, by reason of your having sufficient experience in relation to the kind of services that we are to provide to you and understanding of the relevant issues that are likely to arise.

As a consequence of this categorisation you will lose the protections afforded to Private Customers under the Rules of the Financial Services Authority (TSAI.- Although not an exhaustive list of the protections you will forego, this notice sets out some of the protections you will lose.

1. CUSTOMERS' UNDERSTANDING OF RISK

We will not be obliged to take steps to ensure that you understand the nature of the risks involved in any transactions in connection with which we provide services to you, nor to provide you with written risk warnings in relation to any transactions, including transactions in derivatives or warrants.

2. TERMS OF BUSINESS

We will be under no obligation to set out in writing the basis on which our services are provided, although it is our practice to do so.

3. PRIOR DISCLOSURE OF CHARGES

The rules of the FSA do not require us to inform you of the charges applicable to the services we will be providing, although it is our practice to do so.

4. SUITABILITY

By reason of your experience and understanding, the protections of the rule on giving suitable advice will not apply to any personal recommendation we make to you.

5. FINANCIAL PROMOTIONS

The FSA's rules relating to financial promotions are limited or modified in their application to Intermediate Customers compared to Private Customers with the consequence that Intermediate Customers' remedies are less extensive.

6. FINANCIAL SERVICES OMBUDSMAN

Please note that your rights to sue Orange Corporate Finance Limited for damages under the Financial Services and Markets Act 2000 will be restricted, as you will only be able to sue for breaches of obligations owed to you which will not include private customer protections.

You will also not be entitled to access to the FSA's Financial Ombudsman Service.

7.CLEAR, FAIR AND NOT MISLEADING COMMUNICATIONS

Where we communicate information to you in the course of, or in connection with, the provision of corporate finance services, we are under a regulatory duty to take all reasonable steps to communicate in a way which is clear, fair and not misleading. In discharge that duty, we may have regard to your expertise.

If you have any queries on this notice or require any further information, please contact us.

Singed: /s/ John Bridges

Name: John Bridges
For and on behalf of
Orange Corporate Finance Limited

I/We have read and understood the notice and consent to be treated as -an Intermediate Customer.

October 12, 2007	By:	/s/

10 Orange Street,
Haymarket
London WC2H DQ
corporate finance limited	T + 44(0) 20 7312 6530
F + 44(0) 20 7976 2472

APPENDIX to the Retaining Engagement Letter

Standard Terms and Conditions
1.Authorities

a)
Orange is authorised by the Company to do anything which, in Oranges view, is necessary in connection with this Agreement (including acting as the Company's agent) or so as to comply with any applicable laws, regulations, authorisations, rules, consents or practices as Orange reasonably considers to be appropriate. The Company unconditionally agrees to ratify and confirm everything lawfully done in the exercise of such discretion.

b)
As the Company's nominated adviser, Orange shall not be responsible for the provision of any specialist advice in connection with those matters for which the Company has agreed to obtain or which the Company might reasonably be expected to obtain from others (for example, legal, regulatory, accounting or taxation matters). The Company undertakes to obtain appropriate advice (including legal advice) in respect of all laws and regulations which may be applicable to any transaction or matter connected with the Agreement in the UK or any other jurisdiction and to communicate such advice to Orange if it is or may be relevant to the carrying out by Orange of the services under the Agreement.

c)	Orange shall not be liable in respect of any services or advice provided to the Company by persons other than Orange.

d)	Where specialist advice is obtained by the Company, Orange will be entitled to rely on all such advice.

e)	Nothing in this Agreement shall require Orange to undertake any activities which would require it to have any authorisation or permission which it does not have.

f)
Orange is entitled to assume that instructions have been properly authorised by the Company if they are given or purport to be given by an individual or person who is Pr purports to be and is reasonably believed by Orange to be so authorised.

g)
The Company warrants that (save as expressly disclosed to Orange in writing) the Company has and undertakes that it shall maintain all necessary consents and authorisations for the transactions contemplated by the Agreement to be implemented in full. The Company agrees that it will comply and will procure that its associates and all persons who are acting in concert with the Company (as such term is defined in The Takeover Code) will Comply with all relevant laws and regulations in any jurisdiction including in relation to the United Kingdom, the Financial Services and Markets Act 2000, The Takeover Code, and the PLUS Markets rules.

2.Fees and Expenses

a) The Company's shall pay the annual retaining fee on its due date [which is quarterly in advance]

The Company shall pay all costs, charges and expenses of, or incidental to, or incurred in connection with, the Agreement) and all other arrangements contemplated thereby including (without limitation):-

i) all out of pocket expenses incurred by Orange;

iv) all printing, postage, communications, courier and advertising expenses; and

v) Value Added Tax, where applicable:

b)	The Company shall reimburse to Orange the amount of any costs or expenses which Orange may have paid on the Company's behalf;

3. information

The Company undertakes that it will promptly provide or procure the provision to Orange of all information concerning (a) the Company's business and affairs which is or could reasonably be expected to be relevant to Orange for the proper provision of its services under the Agreement, (b) all material information and developments in relation to any transaction and (c) all such further information as Orange may reasonably request including information on (i) anything that affects or may affect the Company's business affairs; (ii) (if relevant) anything which, once published, could reasonably be expected to affect the market (if any) in any of the Company's securities; and (iii) the identities of all persons (other than Orange

Where the Company supplies information or documentation to Orange, whether for publication to third parties or for use by Orange in the context of any matter connected with the Agreement, Orange may rely entirely upon such information without assuming any responsibility for independent investigation or verification thereof. The Company warrants and undertakes that such information or documentation when taken as a whole and each statement of fact therein will be true, fair and accurate and not misleading, that statements of opinion, intention or expectation therein will be honestly held and fairly based and that there will be no facts not disclosed therein which by their omission make any statement therein misleading. The Company undertakes that if anything occurs within a reasonable time thereafter to render any such statement untrue, unfair or misleading, the Company will promptly notify Orange.

The Company warrants and undertakes that all information and materials which the Company or the Company's advisers supply at any time to Orange will belong to the Company and will be the property of the Company and will be properly in the Company's possession and/or all consents and/or licences required prior to the disclosure and delivery of such information or materials will have been properly obtained by the Company.

4. Use of Material

Any reports or papers produced by or on behalf of Orange for the Compahy, in draft and/or final form, will be for the Company's exclusive use and not for distribution td other persons unless otherwise agreed by Orange in writing. All correspondence and papers in Orange' possession or control relating to the Agreement shall be Orange's sole property, save fer share certificates or other original documents which are held to the Company's order.

6.Publicity

For the purposes of these terms and conditions, the term "Publication" shall refer to any non-real time communication (as defined in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001) and any other document or announcement which relates to, or is otherwise connected with, any transaction or matter connected with the Agreement.

The Company undertakes:

(a)
that the Company will not publish, direct or otherwise cause Ole publication of, any Publication in connection with any transaction or matter connected with the Agreement without the prior written consent of Orange, and will procure that none of the Company's associates or persons acting in concert with the Company (as defined in the Takeover Code) will do any such act;

(b)
to procure that any Publication is, and remains, true, complete and accurate and not misleading (whether by omission or otherwise) and all expressions of opinion, intention or expectation that it contains are honestly made on reasonable grounds; and

(c)	to procure that each Publication contains all information required by, and otherwise complies with, all relevant rules and laws.

If for any reason any Publication is made otherwise than in accordance with the above paragraphs or, in such other circumstances as may in the reasonable opinion of Orange be appropriate, the Company acknowledges that Orange shall be entitled to publish any documents, statements or communications as it thinks fit in Orange's interests without liability.

Orange retains the right to refuse to issue or approve or arrange for the issue of a particular document or announcement and to require the Company to cease to distribute a document or announcement if Orange becomes aware at any time that any Publication contravenes this paragraph 6.

7. Confidentiality

The Company agrees and acknowledges that the advice and opinions given by Orange are provided solely for the Company's benefit and may not be used or relied on for any purpose other than for any transaction or matter connected with the Agreement nor released or conveyed to any other person without Orange's prior written consent.

Neither party hereto shall, during the continuance of this Agreement or after its termination, disclose to any person, firm or company whatsoever (except with the authority of the other party or unless properly required to do so by any regulatory authority, government body or court of law) any information relating to the business, investment, finances or other matters of a confidential nature of the other party (other than information which has come into the public domain other than through its own default) of which it may in the course of its duties hereunder or otherwise have become aware and each party hereto shall use all reasonable endeavours to prevent any such disclosure as aforesaid.

The Company acknowledges and accepts that Orange may be prohibited from disclosing, or that it may be inappropriate for Orange to disclose, information to the Company by reason of law or duties of confidentiality owed to other persons or otherwise under the FSA's rules.

8. indemnity

The Company irrevocably and unconditionally agrees to indemnify and hold harmless Orange and (in accordance with the Contracts (Rights of Third Parties) Act 1999) each Orange Person from and against all or any losses, claims, damages, charges, expenses or liabilities (or other actions in respect thereof) related to or arising directly or indirectly out of Orange' provision of services hereunder in connection with which Orange may provide services to the Company or one of the Company's associates and the Company will promptly upon demand by Orange reimburse Orange and all other Orange Persons for all losses, charges, taxes, costs and expenses (including legal and other professional fees) which are incurred by Orange or any such other Orange Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened or actual litigation or arbitration, or in establishing its right to be indemnified pursuant to this paragraph 8 and/or in seeking advice as to any claim, action, liability, demand or proceedings in which Orange or any such Orange Person is a party, and whether or not resulting in liability on the part of Orange or such other Orange Persons (as the case may be).

The Company will not however, be responsible for any claims, liabilitieS, losses, damages or expenses to the extent that they are found in a final judgement by a court to have resulted from actions taken or omitted to be taken by Orange or such other Orange Person (as the case may be) in bad faith or arising from the negligence of Orange or such other Orange Person (as the case may be).

No claims will be made against Orange or any other Orange Person in respect of any loss or damage that the Company or, (if relevant) any of the Company's parent, subsidiary and associated companies from time to time and each of the Company's and their directors, officers, employees and agents may suffer or incur by reason of or arising out of any advice.or service provided by Orange or any Orange Person to such persons in relation to or in connection with any transaction or matter connected with the Agreement and which does not arise from the bad faith or negligence of Orange or such other Orange Person. In the event that Orange is liable to pay damages for any losses, such damages shall be limited to that proportion of the Company's actual loss which was directly caused by Orange and in any event Orange' liability shall in no circumstances exceed the aggregate amount of two times the maximum fee payable as specified in this Agreement.

Each sum payable by the Company under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever save only as may be required by law This paragraph is in addition to any rights, which Orange or any other Orange Person may have at common law or otherwise including but not limited to any right of contribution.

The Company agrees that it will not, without Orange' s prior written consent, settle or compromise or consent to the entry of any judgement with respect to any pending or threatened claim in respect of which indemnification may be sought under this paragraph (whether or not Orange is an actual or potential party to such claim) unless such settlement, compromise or consent includes an unconditional release of Orange from all liabilities arising out of such claim.

9.Limitation of Liability

If the Company enters into any agreement or arrangement with any adviser, the terms of which provide that the liability of the adviser to the Company or any other person is excluded or limited in any manner, and Orange or any other Orange Person may have joint and/or several liability with such adviser to the Company or to any other person arising out of the performance of its duties under this Agreement, the Company shall:

(a)
not be entitled to recover any amount from Orange or any other Orange Person which, in the absence of such exclusion or limitation, Orange or any other Orange Person would have been entitled to recover from that adviser pursuant to the Civil Liability (Contribution) Act 1978; and

(b)	indemnify Orange and each Orange Person in respect of any increased liability to any third party which would not have arisen in the absence of such exclusion or limitation.

10.Force Majeure

In the event of any failure, interruption or delay in performance of Orange' obligations resulting from acts, events or circumstances not reasonably in Orange' control including, but not limited to, industrial disputes, acts or regulations of any governmental or supranational bodies or authorities, breakdown, failure or malfunction of any telecommunications or computer services, Orange shall not be liable or have any responsibility of any kind for any loss or damage incurred or suffered by the Company as a result.

14. Managing conflicts of interests

Orange has put in place systems, controls and procedures which are designed to ensure that, when it is managing a securities offering, the duties it owes its clients are discharged appropriately. This requires it, more particularly, to identify and manage the conflicts of interest which arise between its duties to (i) you as its corporate finance client and to (ii) those of its investment clients who are interested in participating in the offering. The way it manages the offering is designed to ensure that:-

•	you receive full and unbiased advice about the pricing of the securities and the allocation of those securities to the firm's investment clients; and

•	you are able to participate actively in the allocation process and understand how allocation recommendations are arrived at.

The firm's business model provides that, in offerings where part or indeed all of an offering is targeted at retail investors, the firm may acquire a portion of the retail offering as principal in the expectation of subsequent on-sale to its retail clients at a higher price. It may also recommend allocating securities to investment clients for whom other parts of the firm provide investment services. However, Orange is committed to manage these conflicts of interest and to act at all times in your best interest, at the same time as observing the duties it owes its investment clients pursuant to relevant FSA Principles.

The firm's recommendations on pricing and allocation will be arrived at using its professional skill and judgement and will be made in the context of seeking to achieve an orderly aftermarket with sufficient liquidity and price stability. On pricing, its advice will be based solely on achieving your objectives, which it understands to be that the price should reflect prevailing market conditions and, so far as possible, the investment merits of the Company's securities relative to those of comparable companies within the overall requirement to find demand for the whole of the offering. On allocation, its objective will be based solely on achieving an appropriate spread of suitable investors for the Company. It will agree with you the targeting of the offering as between retail investors (as providers of liquidity) and institutional investors (where it perceives them to be supportive, quality, and long term shareholders). Such factors will be amongst those taken into account in its scaling back recommendations in the event that the offering is oversubscribed. You will appraise the firm of any additional specific requirements and objectives you may have.

15. Miscellaneous

Money Laundering: Orange has statutory obligations under the UK Money, Laundering legislation and FSA Rules and in fulfilment of these obligations will make such enqUiries and obtain such references as it considers necessary and make such further enquiries and obtain such further references as from time to time it considers necessary for continuing compliance with its statutory obligations under such legislation. The Company agrees to co-operate with Orange with regard to Orange' compliance with these (and any other) statutory and regulatory obligations.

Third Party Rights: Except as stated in paragraph 13 above (Indemnity), roo person who is not a party to this Agreement shdli have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Electronic Communications: During the term of this Agreement, the parties may communicate electronically with each other. However, the electronic transmission of information cannot be guaranteed to be secure or error free and such information or communication could be intercepted, corrupted, lost, destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use. Both parties agree to use commercially reasonable procedures to check for the then most commonly known viruses before sending information electronically, but both parties recognise that such procedures cannot be a guarantee that transmissions will be virus free. Accordingly, each party shall be responsible for protecting its own interests in relation to electronic communications and for ensuring that electronic communications are not misaddressed.

Compensation Scheme: The Company acknowledges that the services provided by Orange hereunder are not covered by a compensation scheme.

Complaints: In the event that the Company has any complaints in respect of the services provided pursuant to this Agreement, the Company should inform Orange in writing of the details of the complaint, which will be investigated and a reply provided as soon as reasonably possible and any appropriate remedial action taken.

Entire Agreement: This Agreement sets out the entire agreement and understanding between the Company and Orange in connection with the appointment of Orange in relation to this Agreement.

Variations: No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties hereto.

Assignment: The Company agrees that it shall not transfer, charge or otherwise seek to deal in any of its rights or obligations under this Agreement without the prior written consent of Orange.

Governing Law: This Agreement shall be governed by and construed in accordance with the laws of England and the parties hereto submit to the non-exclusive jurisdiction of the courts of England and Wales.